Exhibit 99.1

Liberator Medical Holdings to be Acquired

by C. R. Bard for Approximately $181 Million

STUART, FLORIDA—(MARKETWIRED)—November 20, 2015—Liberator Medical Holdings, Inc. (“Liberator”) (NYSEMKT: LBMH), a leading national direct-to-consumer provider of quality medical supplies through its subsidiary, Liberator Medical Supply, Inc., today announced that it has entered into a definitive agreement to be acquired by C. R. Bard, Inc. (NYSE: BCR), for a cash purchase price of $3.35 per fully-diluted share, or approximately $181 million in the aggregate.

The purchase price represents a 36% premium over Liberator’s average closing price during the 90 trading days ended November 19, 2015. The transaction is expected to close in the first quarter of 2016, subject to approval by Liberator’s shareholders, satisfaction of customary closing conditions and receipt of certain regulatory approvals.

Mark A. Libratore, Liberator’s founder and CEO, commented, “We are pleased to reach a milestone in the growth of Liberator by entering into this agreement with C. R. Bard. We expect that this transaction will create attractive long-term synergies and opportunities for our business partners and customers from the combined companies’ ability to offer a broader portfolio of products. We plan to continue offering the same high-quality products to our customers in urology, ostomy, diabetes and mastectomy from our existing suppliers, plus an expanded range of additional categories of high-quality products from Bard.”

Shareholders owning approximately 38% of Liberator’s common stock have executed a voting agreement to vote in favor of the transaction.

JMP Securities LLC served as exclusive financial advisor to Liberator and provided a fairness opinion to Liberator’s Board of Directors. Lowenstein Sandler LLP acted as legal advisor to Liberator.

About Liberator Medical Holdings, Inc.

Liberator Medical Holdings, Inc.’s subsidiary, Liberator Medical Supply, Inc., established the Liberator brand as a leading national direct-to-consumer provider of quality medical supplies to Medicare-eligible seniors. Accredited by The Joint Commission, Liberator’s unique combination of marketing, industry expertise and customer service has demonstrated success over a broad spectrum of chronic conditions. Liberator is recognized for offering a simple, reliable way to purchase medical supplies needed on a regular, ongoing, repeat-order basis, with the convenience of direct billing to Medicare and private insurance. Liberator’s revenue primarily comes from supplying products to meet the rapidly growing requirements of general medical supplies including, urological products, ostomy supplies, mastectomy fashions and diabetes supplies. Liberator communicates with patients and their doctors on a regular basis regarding prescriptions and supplies. Customers may purchase by phone, mail or internet, with repeat orders confirmed with the customer and shipped when needed.

About C. R. Bard, Inc.

C. R. Bard, Inc., headquartered in Murray Hill, NJ, is a leading multinational developer, manufacturer and marketer of innovative, life-enhancing medical technologies in the fields of vascular, urology, oncology and surgical specialty products.

Additional Information and Where to Find It

In connection with the proposed acquisition and required shareholder approval, Liberator plans to file with the U.S. Securities and Exchange Commission (SEC) a proxy statement. The proxy statement will be mailed to Liberator’s shareholders. LIBERATOR’S SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE ACQUISITION AND LIBERATOR.

Liberator and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Liberator’s shareholders with respect to the acquisition. Information about Liberator’s executive officers and directors and their ownership of Liberator stock is set forth in the proxy statement for the Liberator 2015 Annual Meeting of Shareholders, which was filed with the SEC on August 11, 2015. Shareholders may obtain more detailed information regarding the direct and indirect interests of Liberator and its executive officers and directors in the acquisition by reading the preliminary and definitive proxy statements regarding the acquisition, which will be filed with the SEC.

Shareholders may obtain free copies of the proxy statement and the other documents filed by Liberator with the SEC (when they are available) at the SEC’s web site at www.sec.gov. In addition, shareholders may obtain free copies of the proxy statement and other documents filed with the SEC by Liberator by going to Liberator’s Investor Relations page on its corporate website at www.ir.liberatormedical.com, by contacting Liberator investor relations by telephone at (772) 287-2414, or by mail at Liberator Medical Holdings, Inc., 2979 SE Gran Park Way, Stuart, Florida 34997, Attention: Investor Relations.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are based on management’s current expectations, the accuracy of which is necessarily subject to risks and uncertainties. These statements are not historical in nature and use words such as “expect,” “anticipate,” “possible,” “project,” “intend,” “forecast,” “plan,” “believe” and other similar expressions or words of similar meaning. Risks and uncertainties include, but are not limited to, the satisfaction of closing conditions to the acquisition, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act; the possibility that the acquisition will not be completed or, if completed, not completed in the expected timeframe; the potential that the expected benefits and opportunities of the acquisition may not be realized or may take longer to realize than expected; regulatory limitations on the medical industry in general; working capital constraints; and adverse litigation or government action. A further list and description of these risks, uncertainties and other factors can be found in Liberator’s Form 10-K for the fiscal year ended September 30, 2014 and Liberator’s subsequent filings with the SEC. Liberator undertakes no obligation to update its forward-looking statements, whether as a result of new information, future results or otherwise.

Source: Liberator Medical Holdings, Inc.

Individual Investor Relations Contact

WSR Communications

772-219-7525

IR@WSRcommunications.com

Institutional Investor Contact

Robert J. Davis

Liberator Medical Holdings, Inc.

772-463-3737

bdavis@liberatormedical.com